Filed by Ventas, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: New Senior Investment Group Inc.

Commission File No.: 333-258177

Date: August 9, 2021

The following are excerpts from the transcript of Ventas, Inc.’s conference call on Friday, August 6, 2021 regarding Ventas, Inc.’s second quarter 2021 earnings.

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Sarah Whitford - Ventas, Inc. - IR Officer

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As a reminder: Remarks made today may include forward-looking statements, including certain expectations related to COVID-19 and other matters. Forward-looking statements are subject to risks and uncertainties, and a variety of factors may cause actual results to differ materially from those contemplated by such statements. For a more detailed discussion of those factors, please refer to our earnings release for this quarter and to our most recent SEC filings, all of which are available on the Ventas website. Certain non-GAAP financial measures will also be discussed on this call. For a reconciliation of these measures to the most closely comparable GAAP measures, please refer to our supplemental posted on the investor relations section of our website.

This earnings call does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. In connection with the proposed acquisition of New Senior, Ventas filed with the SEC a registration statement on Form S-4 that includes a preliminary prospectus for the Ventas common stock that will be issued in the proposed acquisition and that also constitutes a preliminary proxy statement for a special meeting of New Senior stockholders to approve the proposed acquisition. The proxy statement prospectus and other documents filed by Ventas and New Senior with the SEC may be obtained free of charge at Ventas’ investor relations website at ir.ventasreit.com or New Senior’s Investor Relations website at ir.newseniorinv.com, as applicable; or at SEC’s website at www.sec.gov. You should review such materials filed with the SEC carefully because they contain or will contain important information about the proposed transaction, including information about Ventas and New Senior and their respective directors, executive officers and other employees who may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisition; and a description of their direct and indirect interests by security holdings or otherwise.

I will now turn the call over to Debra A. Cafaro, Ventas Chairman and CEO.

Debra A. Cafaro - Ventas, Inc. - Chairman & CEO

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Turning to other capital allocation priorities. We certainly are on our front foot regarding external investments. In total, in 2021, we have over $3.5 billion in investments completed, pending or underway; with another $1 billion life science, research & innovation pipeline, with our exclusive development partner Wexford right behind that. Our team is also busy evaluating attractive deals across our asset classes. This year-to-date, we have already reviewed about as many investment opportunities as we saw in all of 2019. We will pursue those that meet our multifactor investment philosophy which is focused on growing reliable cash flow and favorable risk-adjusted returns, taking into account factors such as cost per square foot or unit, downside protection and ultimate potential for cash flow growth and asset appreciation.

Our $2.3 billion pending investment in New Senior announced in the second quarter is a great example. In this deal, we are acquiring over 100 high-quality independent living communities that are well invested and located in advantaged market at compelling pricing. The per unit cost is estimated to be 20% to 30% below replacement cost. The 5% cash going in cap rate is expected to grow to a 6% cap rate on expected 2022 NOI, with upside as the senior housing recovery continues. And the FFO multiple of less than 12x post-synergized 2022 estimated FFO are all attractive valuation metrics. I commend Susan Givens and her team for doing a tremendous job creating and realizing value for their stakeholders. We are also confident that Ventas shareholders will receive immediate and long-term accretion and upside from the deal as senior housing recovers and the large middle-market demographic expands significantly in the near term. As Justin will describe, the New Senior portfolio also fits in with our senior housing strategy and framework. New Senior also performed well in Q2 and into July, with occupancy increasing in its same-store portfolio for 5 straight months.

A unique strategic advantage of the New Senior transaction is the long-standing relationship we have with the principal managers of the portfolio, Atria and Holiday, 2 leading operators who recently combined to form the second largest senior housing manager. As a 1/3 owner of Atria, we are excited about the opportunities the combination creates. We will directly benefit from growth in Atria’s management platform. And we welcome the combination of Atria and Holiday’s talent in Atria’s advanced enterprise. Congratulations to Atria for pulling together this industry-changing transaction.

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J. Justin Hutchens - Ventas, Inc. - EVP of Senior Housing

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The Ventas team has been busy executing our senior housing strategy driven by experiential operating expertise and underpinned by our analytical capabilities to further strengthen our senior housing business. The underlying goal of our strategy is simply to execute portfolio actions that ensure we are located in the right markets with the right operator, with assets with strong local market positioning. A notable example of our strategy execution is the New Senior transaction. New Senior has a track record of strong operating performance, benefits from a geographically diverse footprint with favorable exposure to compelling market fundamentals and demographics and represents a well-invested high-quality portfolio catering to an attractive market segment. The acquisition also represents an excellent opportunity to further expand our relationships with 2 long-standing operators in Holiday Retirement and Atria Senior Living and with new relationships [such as] Hawthorn Senior Living.

New Senior will strengthen our existing senior housing business from several strategic perspectives. Operationally, New Senior will enhance Ventas’ cash flow generation profile. Its margin has remained resilient in the 35%-plus range during the COVID-19, and occupancy has weathered the pandemic headwinds approximately 80 basis points better than the NIC industry average. Most recently, New Senior has seen strong sales trends as we progressed through the early stages of the senior housing recovery, with powerful upside as the portfolio occupancy grew 100 basis points in June. Geographically, New Senior has a diverse presence across 36 states, which includes exposure to markets with high home values and high household income levels, ideal proximity to premium retail and high-visibility locations and favorable supply outlooks versus industry averages. This transaction is a reflection of our focus on adding high-quality assets to our senior housing platform and maintaining balance across independent living and assisted living product types. We see New Senior’s independent living assets as complementary to our existing high-end major-market portfolio, as it provides a lower average resident age and longer length of stay at an accessible price point, with REVPOR of approximately $2,700. The purpose-built nature of these communities, which include consistent layouts with 120 units per building, also will strengthen our ability to effectively and efficiently redevelopment -- redevelop and invest in these assets over time.

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Robert F. Probst - Ventas, Inc. - Executive VP & CFO

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Turning to capital. We’ve been busy in proactively managing our capital structure, duration of debt and liquidity since our last earnings call. First, following the announcement of the New Senior agreement, we raised $300 million in equity at an average gross price of approximately $58.60 per share under our ATM program. This $300 million equity raise, together with $800 million of new equity to be issued to New Senior shareholders [per] the fixed exchange ratio and $1.2 billion of New Senior debt to be assumed or refinanced, constitutes the overall $2.3 billion funding of the New Senior transaction.

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I would highlight that the New Senior transaction is expected to be 30 basis points levering on projected New Senior 2022 NOI and is supported by the forecasted growth in cash flows from the New Senior portfolio.

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Our Q3 guide excludes any impacts from the pending acquisition of New Senior. The New Senior transaction is expected to close in the second half of 2021 and, once closed, is forecast to be between $0.09 to $0.11 accretive to normalized FFO per share in 2022.

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Steven James Valiquette - Barclays Bank PLC, Research Division - Research Analyst

So with the New Senior transaction focused mainly on the independent living market, I guess I’m curious to hear just any updated thoughts you have around strategy in senior housing by property type, just thinking about it on memory care versus AL versus IL. We’ve seen some operators [and the largest] operators talk about some of the biggest gains in occupancy in memory care, but just curious on your thoughts, by property subtype in light of the transaction, how you think about those 3 areas on the pace of recovery, yes.

Debra A. Cafaro - Ventas, Inc. - Chairman & CEO

Right. And Justin will answer that. Thank you. I mean, with the New Senior pro forma, I think we’re going to be over 50%, including Canada, in the IL product, which we really like. And it’s a less-labor-intensive model, for example, but we do like the diversification in our enterprise and we also like it within our senior housing portfolio. So I’ll ask Justin really to describe the strategy and framework that we’re thinking about as we build the portfolio with Justin’s kind of imprint upon it.

J. Justin Hutchens - Ventas, Inc. - EVP of Senior Housing

Thanks. So first and foremost, we just want to make sure, as I mentioned in our prepared remarks and I like to say this a lot, that we’re in the right markets, with the right asset and the right operator managing that asset. And so that might be memory care or assisted living or independent living. They -- really all the product types have good characteristics, but assisted living and memory care are more need-driven. They do have higher price point. They also do run with higher costs. And so depending on the REVPOR associated with your product, your margins can vary, but it’s a product that does tend to recover quickly. It did after the financial crisis. It’s doing really well after the pandemic, so far, so it’s great to have exposure, as long as you’re in the right markets with the right operator to that product. Independent living has a longer length of stay. It also has less new competition facing it. In the case of New Senior, there’s extreme affordability relative to an AL product. It’s about at least twice as good in terms of if you’re a resident making a choice within your local market for a New Senior independent living versus for AL. So it reaches a broader audience. It also has pricing upside through investment and faces the same strong demographic wave that I was describing earlier.

One other thing about independent living is, because it faces less new competition, it does have a higher ceiling. Pre pandemic, it was outpacing AL and memory care by about 400 basis points. We don’t see any reason why, coming out the other side of that, it doesn’t also have higher ceiling moving forward.

Steven James Valiquette - Barclays Bank PLC, Research Division - Research Analyst

Okay, great. That’s helpful. Just one other real quick follow-up on the New Senior transaction: You have a bullet point about Ventas expecting to make revenue-generating capital investments for additional value and opportunities. Just curious to hear more about that and how critical that is as part of the overall transaction.

J. Justin Hutchens - Ventas, Inc. - EVP of Senior Housing

Yes. So this is Justin again. There -- this is a product type that I mentioned that has great characteristics. It’s 120 units, large units. If you [bend it to a] Holiday community, [it’s kind of bend] to all of them because they’re exactly the same big open floor plan when you walk in, open dining. There’s 3 stories. And so it lends itself well to redevelopment and refresh investment. So -- and we are -- happen to be situated in several markets that are great locations. They’re high-traffic locations. They’re located close to premium retail. They’re -- they have strong income and wealth and aging demographics. So in a lot of cases, we think we’re [pushing, opening the door] to make additional investments. And the goal on a targeted basis is to make investments, support the occupancy growth but also push pricing. So we’re in the process of evaluating those opportunities and we’ll integrate that into our plans over the next couple of few years.

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Juan Carlos Sanabria - BMO Capital Markets Equity Research - Senior Analyst

I was just hoping to talk a little bit about big picture strategy, just trying to gauge how much appetite you have to truly meaningfully grow the seniors housing exposure at this point in the cycle given this nice window you have over the next 3 years versus kind of the long-term stated desire to be diversified across asset types and different products. So just curious how you’re thinking about it given the opportunity set in seniors housing and that nice window for the next couple of years.

Debra A. Cafaro - Ventas, Inc. - Chairman & CEO

Yes. Well, we’ve definitely put our money where our mouth is in terms of the New Senior investment of $2.3 billion in well-invested, well-located senior living. We’re excited about that. That will increase our percentage NOI coming from the senior living area and will enable us not only to capture embedded upside in the Ventas portfolio in senior housing but also New Senior. So that’s great, and we will continue to invest where we think there’s good risk-adjusted return and upside in the senior living business. We do believe, as you know, in a diversified model. And we will continue to invest in other areas of our business that have performed exceedingly well for us and have really proven their value over the last year because the benefit of diversification really is that you never know really what the external market and environment are going to throw at you. And these different asset classes are unified by demographic demand that they perform differently in different environments. And we’ve gotten the benefit of that so much so in the medical office area, the life science area, the hospital area over the last year that we remain of a belief that, that is the best profile to deliver the kind of value proposition we want to deliver to our shareholders.

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Daniel Marc Bernstein - Capital One Securities, Inc., Research Division - Research Analyst

Okay. And then, I guess, the other question, I just wanted to go back to labor. I mean we heard from some other REITs and operators that maybe a lack of labor could slow down or -- occupancy gains, I think, more maybe skilled nursing and seniors housing, but I kind of wanted to get your thoughts on whether there’s any limits in terms of near-term occupancy momentum that could occur because of a shortage in labor.

Debra A. Cafaro - Ventas, Inc. - Chairman & CEO

Right. Well, I mean, again, I think we as a country and we Ventas with our strong second quarter have really what I would call -- my mother would call really a high-class problem. And that is that our economy is recovering. And demand is recovering in such a speedy and robust way that both the labor market and the supply chain are having trouble kind of keeping up with it. And that is an environment that we’re -- we feel very comfortable kind of managing through to the other side because, when you step back, it’s really all about that demand, the demographics, building that occupancy and pricing power and capturing that embedded upside in both Ventas senior housing as well as now New Senior. So we’d rather have this environment and many others. And I think we can successfully really manage through it because of the demand that is right in front of us.

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Richard Charles Anderson - SMBC Nikko Securities America, Inc., Research Division - Research Analyst

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So one -- the one question I have or that I’ll ask in the interest of time is concentration risk, with Atria following new holiday and following their own merger with -- New Senior, I mean, and their merger with Holiday, gets over 20%, depending on how you slice it. Curious how much of that is an issue to you and how quickly you’d like to whittle that down through other investments outside of it. The idea of concentration, in the past, at the time, sounds good. And I recognize Atria is a great operator, but people have come to regret concentration risks as time has moved on, so I’m curious if that’s something that’s sort of high on your radar screen, to get back down to something in the mid-teens or something like that over the next couple of years.

Debra A. Cafaro - Ventas, Inc. - Chairman & CEO

Yes. Thank -- yes. Rich, thank you for asking that because that has always been something that is near and dear to my heart. And there is always this tension, as you mention, between really putting your assets with the right operator, the right markets and certainly the best operators. And Atria has been that. Holiday has been a leading operator. So there is a tension between that and making sure you don’t put all your eggs in one basket. And you manage your concentration wisely. And so we do think the combination of Atria and Holiday provides strategic benefits to us, and as an owner of Atria, we like that. We like the growth in Atria’s platform. That having been said, I think we do have a lot of flexibility in the New Senior management contracts and our own Holiday contracts that gives us the ability, through both growth and the way the management contracts are structured, to move in the right direction on the diversification of manager point.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding New Senior and Ventas including, but not limited to, statements related to the proposed acquisition of New Senior and the anticipated timing, results and benefits thereof; statements regarding the expectations and beliefs of the board of directors of New Senior, New Senior management, the board of directors of Ventas or Ventas management and other statements that are not historical facts. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based on New Senior’s and Ventas’s current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties, many of which are beyond New Senior’s or Ventas’s control. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with New Senior’s and Ventas’s ability to complete the proposed acquisition on the proposed terms or on the anticipated timeline, or at all, including: risks and uncertainties related to securing the necessary shareholder approval and satisfaction of other closing conditions to consummate the proposed acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the proposed acquisition; risks related to diverting the attention of New Senior and Ventas management from ongoing business operations; failure to realize the expected benefits of the proposed acquisition; significant transaction costs and/or unknown or inestimable liabilities; the risk of litigation in connection with the proposed acquisition, including resulting expense or delay; the risk that New Senior’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain financing in connection with the proposed acquisition; risks related to future opportunities and plans for the combined company, including the uncertainty of financial performance and results of the combined company following completion of the proposed acquisition; the ability of the combined company to qualify and maintain its qualification as a real estate investment trust for U.S. federal income tax purposes and the potentially onerous consequences that any such failure to maintain such qualification would have on the combined company’s business; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with property managers, tenants, employees or other third parties; effects relating to the announcement of the proposed acquisition or any further announcements or the consummation of the proposed acquisition on the market price of New Senior common stock or Ventas common stock; the possibility that, if Ventas does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors or at all, the market price of Ventas common stock could decline; regulatory initiatives and changes in tax laws; market volatility and changes in economic conditions; and other risks and uncertainties affecting New Senior and Ventas, including those described from time to time under the caption “Risk Factors” and elsewhere in New Senior’s and Ventas’s U.S. Securities and Exchange Commission (the “SEC”) filings and reports, including New Senior’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, Ventas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and subsequent filings and reports by either company. In addition, the trajectory and future impact of the COVID-19 pandemic remains highly uncertain and may change rapidly. The extent of the pandemic’s continuing and ultimate impact on the combined company’s ability to generate revenues from its operations and the operation of its facilities will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time. Moreover, other risks and uncertainties of which New Senior or Ventas are not currently aware may also affect each company’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Readers of this communication are cautioned that forward-looking statements are not guarantees of future performance. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by New Senior or Ventas on their respective websites or otherwise. Except as otherwise required by law, neither New Senior nor Ventas undertakes any obligation, and each expressly disclaims any obligation, to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Participants in the Solicitation

New Senior, Ventas and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from New Senior’s stockholders in connection with the proposed acquisition. Information about New Senior’s directors and executive officers is set forth in New Senior’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 25, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Ventas’s directors and executive officers is set forth in Ventas’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 23, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2021 and subsequent statements of beneficial ownership on file with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of New Senior’s stockholders in connection with the proposed acquisition, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the registration statement on Form S-4 that was filed with the SEC and is not yet effective and the preliminary proxy statement/prospectus included therein, and will be set forth in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC if and when they become available.

Additional Information and Where to Find It

In connection with the proposed acquisition, on July 26, 2021, Ventas filed with the SEC a registration statement on Form S-4 that includes a preliminary prospectus for the Ventas common stock that will be issued in the proposed acquisition and that also constitutes a preliminary proxy statement for a special meeting of New Senior’s stockholders to approve the proposed acquisition. The registration statement is not yet effective, and the information in the preliminary proxy statement/prospectus is not complete and may be changed. Each of New Senior and Ventas also intends to file other relevant documents with the SEC regarding the proposed acquisition, including the definitive proxy statement/prospectus. This communication is not a substitute for the registration statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus (if and when available) or any other document that New Senior or Ventas may file with the SEC with respect to the proposed acquisition. The definitive proxy statement/prospectus (if and when available) will be mailed to New Senior’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (IF AND WHEN AVAILABLE), ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEW SENIOR, VENTAS AND THE PROPOSED ACQUISITION.

Investors and security holders will be able to obtain copies of these materials (if and when they are available), and other documents containing important information about New Senior, Ventas and the proposed acquisition, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by New Senior will be made available free of charge on New Senior’s investor relations website at ir.newseniorinv.com. Copies of documents filed with the SEC by Ventas will be made available free of charge on Ventas’s investor relations website at ir.ventasreit.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.